**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group



30 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 29 July 2002, Re: Extraordinary General Meeting - Proposed disposal by Amsteel Corporation Berhad of 100% equity interest in Optima Jaya Sdn Bhd to SCB Developments Berhad for a consideration of RM150,000 and proposed settlement by SCB, for and on behalf of OJSB, of debts owing by OJSB to Amsteel totaling RM113.85 million as at completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

8/19

Form Version 2.0

**General Announcement**

Ownership transfer to **AMSTEEL** on **29-07-2002 05:47:54 PM**
Submitted by **AMSTEEL** on **29-07-2002 05:53:24 PM**
Reference No **AA-020729-5CA8A**

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **AMSTEEL CORPORATION BERHAD** |
| * | Stock name | : **AMSTEEL** |
| * | Stock code | : **2712** |
| * | Contact person | : **CHAN POH LAN** |
| * | Designation | : **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**EXTRAORDINARY GENERAL MEETING**

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolution at the Extraordinary General Meeting of the Company held on 29 July 2002 :

**PROPOSED DISPOSAL BY AMSTEEL CORPORATION BERHAD ("AMSTEEL") OF 100% EQUITY INTEREST IN OPTIMA JAYA SDN BHD ("OJSB") TO SCB DEVELOPMENTS BERHAD ("SCB") FOR A CONSIDERATION OF RM150,000 AND PROPOSED SETTLEMENT BY SCB, FOR AND ON BEHALF OF OJSB, OF DEBTS OWING BY OJSB TO AMSTEEL TOTALING RM113.85 MILLION AS AT COMPLETION**

That subject to fulfilment of the conditions precedent provided in the Sale and Purchase Agreement dated 20 June 2001 between Amsteel and SCB ("SPA") for the proposed disposal by Amsteel of 100% of its equity interest in OJSB, approval be and is hereby given for Amsteel to dispose of its entire shareholding of 150,000 ordinary shares of RM1.00 each in OJSB representing 100% of the equity interest in OJSB for a total cash consideration of RM150,000 and for Amsteel to accept payment from SCB, for and on behalf of OJSB, of the sum of RM113.85 million, to be settled partially in cash of RM10,000,500 and partially by way of 23,111,000 new shares in SCB (valued at RM4.50 per share) in consideration for Amsteel's:-

(i) assumption of certain liabilities owing by OJSB to its trade, deferred and other creditors and to its related companies as at completion; and
(ii) waiver of all the liabilities owing by OJSB to Amsteel other than the sum of RM113.85 million as at completion

upon the terms and subject to the conditions contained in the SPA and that the Directors of Amsteel be and is hereby authorised with full powers, for the purposes of completing and giving effect to the aforesaid disposal, assumption and waiver of liabilities, to assent to any conditions, modifications, variations and/or amendments as may be required and/or approved by the relevant authorities and to do all acts, deeds and things as may be considered by the Directors of Amsteel to be necessary or expedient to give full effect to and to complete the SPA.

AMSTEEL CORPORATION BERHAD (20667-M)

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

2 0 10 2002